October 18, 2006

United States Securities & Exchange Commission
Ms. Linda Cvrkel
Branch Chief
Division of Corporate Finance
Washington, D.C. 20549

Subject:	Florida Gaming Corporation
Form 10-KSB for the year ended December 31, 2005
Form 10-QSB for the period ended March 31, 2006
Form 10-QSB for the period ended June 30, 2006
Commission File #: 000-09099

Dear Ms. Cvrkel:

We want to thank you for taking the time to review our filings. The Company wishes to be in compliance with the disclosure requirements and will make every effort for investors to completely understand the filings.

1.
The Company will revise in future filings the business description to emphasize the nature and status of current business operations and recent events rather than the long-term historical development of our business.

2.
The Company will expand the MD&A to discuss key performance indicators that management uses to manage the business and what is material to investors; the Company will provide in future filings information about the quality of and potential variability of, the Company’s earnings and cash flows, so that investors can ascertain the likelihood that past performance is indicative of future performance. The Company will use SEC Release Nos. 33-8350, 34-48960, and FR-72 as well as Regulation S-B, Item 303(b) as guidance.

3.
The Company will refrain from disclosing an overly positive discussion of results of operations when fluctuations of expenses were beyond the control of management. In comparing expenses it can be very confusing since the Ft. Pierce location was closed in 2004 due to two major hurricanes and did not conduct live jai-alai games in 2005. Miami Jai-Alai was closed for 18 days in 2005 also due to hurricane damage. In comparing the years, the Company was trying to make it precise for investors to understand. The Company will make every effort to differentiate for investor’s actual expense reductions and disclose those that were beyond the control of management.

4.
The Company will clearly discuss the expenses as detailed in the statement of operations or notes to the financials in future filings. The Company will disaggregate the general & administrative expenses in discussion in future filings.

5.
The Company did not have a line item on its’ financials for interest expense and therefore the statement should have read “Interest and Financing costs totaled $750,023 in 2005 compared to $678,149 in 2004, a $71,874 (10.6%) increase. The refinancing of the CIB note reduced interest payments to CIB for the year 2005 compared to the year 2004 but the quarterly $75,000 interest payments to Isle of Capri has led to a total increase in interest and financing costs for the year 2005.” In future filings, the MD&A will only provide a discussion on amounts disclosed in the audited financial statements.

6.
The Company discussed the increase in working capital and did note that the Company still operated with a negative working capital but should have stated that the cash used in operating activities totaled $2,349,314. In future filings, all significant amounts from the cash flow statement will be discussed in our liquidity discussion, including the cash provided by or used in each category of operating, investing and financing.

7.
The Company will add disclosure concerning material commitments for capital expenditures and the expected source of funds for such expenditures as required by Regulation S-B, Item 303(b). The Company will include operating lease payments in its’ liquidity discussion as well as any long-term debt on our balance sheet. The Company will refer to SEC Release Nos. 33-8350, 34-48960, and FR-72 as well as Regulation S-B, Item 303(b).

8.	In future filings the Company will revise its’ critical accounting estimates to identify the risks involved with critical accounting policies, analyzing to the extent possible factors such as:
•	How the company arrived at the estimate
•	How accurate the estimate/assumption has been in the past
•	Whether the estimate/assumption is reasonably likely to change in the future; and
•	Evaluate the sensitivity to change of critical accounting policies.
9.	Future filings will state that Accounts Receivable are net of related allowances for bad debt.
10.	We concur that we should include real estate sales in Total Operating Revenue and cost of sales as part of operating expenses. We will do so in future filings.
11.
The $500,000 paid was related to an effort to operate certain casino type gaming, which is currently not allowed, at the Miami pari-mutuel facility. This type of gaming is significantly different from pari-mutuel wagering, and the effort failed, so it would not be a fair representation of loss from operations if this expense were included. The invoices from the county indicated the funds were to be used for “infrastructure improvements”, presumably, those costs the County might be expected to incur to upgrade the County roads and facilities to accommodate a significant number of casino patrons if casino gaming was approved by the voters.

12.	Future filings will include the calculation of our allowance for bad debts and related data and estimates made in the calculation.
13.	Future filings will include the methods used to determine “cost” in the determination of the lower of cost or market in the valuation of our inventory.
14.	SAB 104 is applied in lieu of superseded SAB 101. Future filings will include the proper accounting literature disclosure.

15.
Because the liability for the deferred loan fee was contingent, we did not record a liability for the deferred loan fee. The deferred loan fee of $250,000 ($168,475 to First Bank and $81,525 to Citrus Bank) relates to a credit facility with First Bank and was to be paid only if the banks did not exercise certain stock warrants related to the same credit facility (68,978 warrants to First Bank and 33,137 warrants to Citrus Bank).  Each warrant exercised would in turn reduce the deferred loan fee by approximately $2.45.  In 2006, prior to the release of our 2005 10-KSB, First Bank had already notified the Company of their intent to exercise all of their warrants, which reduced the maximum deferred fee to $81,525.  The Company estimated that Citrus Bank would exercise all warrants and therefore recorded no additional liability related to the deferred fee through December 31, 2005.  During 2006 both First Bank and Citrus Bank exercised all of their outstanding warrants. Since the deferred fee was contingent on the warrants not being exercised, upon the exercising of the options, no fee was required.

16.
The warrants were not cancelled, they were amended and restated in the name of First Bank, a successor in interest to CIB Bank, and Citrus Bank, NA who was a participating Bank on the loan. The change in number of warrants and exercise price were a function of language in the warrants. In accordance with FASB 123(R), $14,947 in incremental cost was recognized during 2005 in connection with changes in the number of shares subject to warrant and the exercise price.

17.
State tax credits comprise the taxes collected on handle that are not required to be remitted to the state. Normally, taxes collected on handle are remitted to the state, however, under Florida Law, the Company may retain such taxes to the extent the Company incurs a loss from its pari-mutuel wagering operations. The Company has paid no state or federal income taxes in several years.

18.	The Company made principal payments totaling $1,966,107 on the CIB note during 2005 prior to Freedom’s purchase of the note. There was no forgiveness of debt.
19.
The Company incurred expenses on behalf of its partners in Summer Jai Alai that were not reimbursed by the partners prior to the termination of the partnership. We believe we will be able to collect the amounts shown as receivable since the partnership has an asset that exceeds this receivable. Such asset comprises the gaming permit held by the Jai Alai that will likely be sold upon liquidation of the partnership.

20.
The Company reclassified the cost of 20 acres from “Real Estate Held for Sale” to Property, Plant and Equipment (land category). The land was previously held for sale but is expected to be used to expand the Company’s jai alai operations.

21.
The proceeds from sale from real estate is the total cost of sales less expenses incurred. The Ft. Pierce property sold for $3,950,000 and incurred sales related expenses of approximately $223,500. The real estate at Tara Club Estates sold for $370,000 and incurred approximate sales expense of $21,910. This total should not represent a reconciling item in cash provided by operating activities, in future filings, this total will be moved to Investment Activities and will not remain as part of operating activities.

22.	The quarterly report ended June 30, 2006 explained the option issuance to Freedom Financial Corporation on Page 22, under Item 5, Other Information.

The options were rescinded on June 28, 2006 and Freedom was granted a Revised Option on July 10, 2006. There was no expense recognized during the second quarter 2006 since the Company rescinded the April 28th options. Expenses were not incurred until July 2006 and therefore expenses will be included in the 2006 third quarter report. Freedom was issued options in consideration of assuming and refinancing a mortgage loan of the Company held by First Bank, 600 James S. McDonnell Blvd., Hazelwood, MO in the approximate amount of $2,400,000 to prevent a default by the Company. Please refer to the Company’s 8-K filed October 29, 2004 for the Agreement with Isle of Capri Casinos, Inc. (“Isle”). Freedom was a necessary party to the Isle Agreement pursuant to the Agreement which provided the Company with a $5,000,000 four (4) year loan at a very favorable interest rate of 6% per annum.

23.	The impairments will be reported in operating earnings in future filings. The Company will refer to SFAS 144, paragraph 25.
24.
The Company will revise future filings to show the loss on sale as assets as a component of operating income. The Company will refer to SFAS No. 144, Paragraphs 25 and 45 and footnote 68 to SAB Topic 13.

25.
The Company determined to pay the three unaffiliated Summer Jai-Alai partners $306,667, all of which had been previously accrued in the company’s financial statements, in complete settlement of amounts due those partners under agreements resolving certain partnership disputes through June 30, 2004, and in partial settlement of ongoing legal disputes, in order to focus the litigation on affirmation of the company’s position that the Summer Jai-Alai partnership, the partnership’s lease for the purpose of conducting Jai-Alai operations at the Miami fronton and all related agreements terminated on October 31, 2004. The Company also seeks recovery from the unaffiliated partners of about $99,000 for their allocable share of partnership’s losses between June 30, 2004 and October 31, 2004. The other partners claim that the partnership and related lease were not terminated October 31, 2004, but rather have been renewed until October 31, 2014, and claim that the Company has been unjustly enriched from the role of property adjacent to the Miami fronton.

I would like to thank you for the analysis of our financial reporting. We are striving to improve our reporting as we fully implement the provisions of Sarbanes-Oxley Act. The Company is aware that we are responsible for the adequacy and accuracy of the disclosure in the filings. The Company knows that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company is also aware that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please do not hesitate to contact the undersigned at (502) 589-2000 or facsimile (812) 945-7717. My mailing address is Florida Gaming Corporation, 2669 Charlestown Road, Suite D, New Albany, IN 47150.

Sincerely,

/s/ W. B. Collett
W. B. Collett
Chairman and CEO

cc: Heather Tress
  Lyn Shenk